EXHIBIT 99.1

Endeavour Silver Announces Q3 2024 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, Nov. 05, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and nine months ended September 30, 2024. All dollar amounts are in US dollars (US$).

“Q3 2024 presented its share of challenges as the Company operated at reduced capacity due to the trunnion failure at the Guanaceví mine,” said Dan Dickson, Chief Executive Officer. “While we are eager to return to full production at Guanaceví, we are most excited to be in the final sprint towards commissioning at the Terronera project, which promises to be a transformative milestone for the Company.”

Q3 2024 Highlights

  Production tracking toward the updated 2024 production guidance: Production decreased in August and September due to a trunnion failure of the primary ball mill at the Guanaceví mine (see news release from August 12, 2024). Q3 production of 874,717 silver ounces (oz) and 9,290 gold oz, for silver equivalent (“AgEq”) production of 1.6 million oz.
  Strong Revenue from Higher Realized Prices: $53.4 million from the sale of 1,017,392 oz of silver and 9,412 oz of gold at average realized prices of $29.63 per oz silver and $2,528 per oz gold.
  Mine Operating Cash Flow: $19.6 million in mine operating cash flow before taxes(2), compared to $10.6 million in Q3 2023 and operating cash flow before working capital changes of $4.5 million compared to $3.3 million in Q3 2023.
  Adjusted Earnings: Recognized an adjusted income of $1.6 million or earnings of $0.01 per share after excluding loss on derivative contracts, mark to market deferred share units, unrealized foreign exchange and investments losses.
  Healthy Balance Sheet: Cash position of $54.9 million and working capital(2) of $29.4 million.
  Drawdown on Terronera Senior Secured Debt Facility: During the third quarter of 2024 the Company completed drawdowns of $25 million from the senior secured debt facility. Subsequent to the end of Q3, the Company completed a final drawdown of $35 million.
  Construction Continues on Schedule at the Terronera Mine: Overall project progress reached 77% completion, with more than $258 million of the project’s budget spent to date. Project commitments total $270 million, which is 99% of the $271 million capital budget, and remains on track for commissioning near the end of Q4 2024. (see news release dated October 21, 2024).

Operating And Financial Overview

Three months ended September 30			Q3 2024 Highlights	Nine months ended September 30
2024	2023	% Change		2024	2023	% Change
			Production
874,717	1,148,735	(24%)	Silver ounces produced	3,647,295	4,266,280	(15%)
9,290	9,089	2%	Gold ounces produced	29,972	28,250	6%
867,293	1,140,597	(24%)	Payable silver ounces produced	3,621,062	4,231,064	(14%)
9,112	8,929	2%	Payable gold ounces produced	29,429	27,749	6%
1,617,925	1,875,855	(14%)	Silver equivalent ounces produced(1)	6,045,055	6,526,280	(7%)
11.35	17.94	(37%)	Cash costs per silver ounce(2)	12.83	13.80	(7%)
18.65	24.10	(23%)	Total production costs per ounce(2)	19.41	18.85	3%
25.51	29.64	(14%)	All-in sustaining costs per ounce (2)	23.02	23.41	(2%)
175,065	214,270	(18%)	Processed tonnes	615,848	653,918	(6%)
138.54	135.45	2%	Direct operating costs per tonne(2)	137.90	129.28	7%
189.85	176.37	8%	Direct costs per tonne(2)	187.95	171.78	9%
			Financial
53.4	49.5	8%	Revenue ($ millions)	175.4	155.0	13%
1,017,392	1,370,032	(26%)	Silver ounces sold	3,991,055	4,337,112	(8%)
9,412	8,760	7%	Gold ounces sold	30,179	27,769	9%
29.63	23.99	24%	Realized silver price per ounce	26.71	23.75	12%
2,528	1,948	30%	Realized gold price per ounce	2,328	1,940	20%
(17.3)	(2.3)	(643%)	Net earnings (loss) ($ millions)	(32.5)	3.1	(1,157%)
1.6	(8.3)	119%	Adjusted net earnings (loss) (2) ($ millions)	0.9	(1.5)	158%
12.5	2.7	364%	Mine operating earnings ($ millions)	34.3	31.3	10%
19.6	10.6	85%	Mine operating cash flow before taxes(2) ($ millions)	59.1	51.8	14%
4.5	3.3	37%	Operating cash flow before working capital changes(2)	21.5	27.2	(21%)
(5.6)	8.8	(164%)	EBITDA(2) ($ millions)	5.7	39.5	(86%)
13.9	3.7	278%	Adjusted EBITDA(2) ($ millions)	42.0	37.8	11%
29.4	75.9	(61%)	Working capital (2) ($ millions)	29.4	75.9	(61%)
			Shareholders
(0.07)	(0.01)	(600%)	Earnings (loss) per share – basic ($)	(0.14)	0.02	(800%)
0.01	(0.04)	125%	Adjusted earnings (loss) per share – basic ($)(2)	0.00	(0.01)	100%
0.02	0.02	0%	Operating cash flow before working capital changes per share(2)	0.09	0.14	(36%)
246,000,878	194,249,283	27%	Weighted average shares outstanding	238,827,655	192,003,752	24%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In Q3 2024, direct operating costs per tonne increased to $138.54, 2% higher than Q3 2023. The increase in the cost per tonne compared to the prior period was due to 18% lower tonnes processed, predominantly caused by the temporarily reduced capacity at Guanaceví. Effective in September, the Company ceased contract mining activities and local third-party material purchases to lessen the impact of lower throughput on direct operating costs and cash flow.

Consolidated cash costs per silver ounce, net of by-product credits, is $11.35 per silver ounce, a 37% decrease compared with $17.94 per silver ounce in Q3 2023, driven by a 39% increase in by-product gold sales, partially offset by a 24% decrease in silver ounces produced.

All-In-Sustaining Costs (“AISC”) decreased by 14% to $25.51 per silver ounce compared to Q3 2023 due to the lower cash costs as noted above, and reduced sustaining capital expenditures, partially offset by higher general and administrative costs.

For the nine months ended September 30, 2024, consolidated direct operating cost per tonne is above the previously noted annual guidance (since retracted) due to lower throughput to date in 2024 following the Guanaceví trunnion failure, partially offset by the cost saving measures actioned in the third quarter. Per ounce guidance metrics are impacted by metal price estimates, royalties, special mining duties and normal variations in ore grades. The higher gold price realized has offset increased input costs in calculating per ounce guidance metrics.

Due to the reduced operating capacity at Guanacevi, operating costs and all in sustaining cost metrics were higher in the quarter than originally guided for 2024. Due to the significant number of variables, estimates and remaining uncertainties, management withdrew its 2024 cost guidance in August.

The Company reported a net loss of $17.3 million for the three-month period ended September 30, 2024, compared to a net loss of $2.3 million in Q3 2023. Excluding certain non-cash and unusual items, and items that are subject to volatility which are unrelated to the Company’s operation, adjusted income was $1.6 million compared to an adjusted loss of $8.3 million in Q3 2023.

For the three months ended September 30, 2024, the Company reported revenue of $53.4 million, net of $0.5 million of smelting and refining costs, increased by 8% compared to $49.5 million, net of $0.5 million of smelting and refining costs, in Q3 2023. Gross sales of $53.9 million in Q3 2024 represented an 8% increase over the gross sales of $49.9 million for the same period in 2023. A 26% decrease in silver oz sold during the period, offset by a 24% increase in the realized silver price resulted in an 8% decrease to silver sales. A 7% increase in gold oz sold in combination with a 30% increase in realized gold prices resulted in a 39% increase in gold sales. During the period, the Company sold 1,017,392 oz silver and 9,412 oz gold, for realized prices of $29.63 and $2,528 per oz, respectively, compared to sales of 1,370,032 oz silver and 8,760 oz gold, for realized prices of $23.99 and $1,948 per oz, respectively, in the same period of 2023. For the three months ended September 30, 2024, the realized prices of silver and gold were within 2% of the London spot prices.

The Company decreased its finished goods silver inventory to 117,921 oz and decreased its finished goods gold inventory to 961 oz at September 30, 2024 compared to 268,020 oz silver and 1,261 oz gold at June 30, 2024. The cost allocated to these finished goods was $3.1 million as at September 30, 2024, compared to $6.1 million at June 30, 2024. As of September 30, 2024, the finished goods inventory fair market value was $6.2 million, compared to $10.8 million at June 30, 2024.

Cost of sales for Q3 2024 was $41.0 million, a decrease of 12% over the cost of sales of $46.7 million for Q3 2023. The lower cost of sales compared to the prior period was driven by lower silver ounces sold in the quarter as well as cost management measures undertaken at Guanaceví following the trunnion failure in Q3 2024, including the termination of contract mining activities. At Guanaceví in Q3 2023 higher costs were experienced due to lower mine productivity, an increase in the purchase of third-party ore and additional repair costs associated with the plant shutdown at that time.

Exploration and evaluation expenses were $4.7 million, in line with $4.2 million incurred in the same period of 2023. General and administrative expenses of $4.0 million in Q3 2024 were higher compared to the $2.4 million incurred for the same period of 2023, primarily due to the revaluation of the cash-settled DSU liability caused by an increase in Company’s share price, amounting to $0.9 million increase.

The Company incurred a foreign exchange loss of $3.1 million in Q3 2024 compared to a foreign exchange loss of $0.4 million in Q3 2023 due to a weakening of the Mexican peso at the end of the reporting period, which decreased the US dollar value of the Mexican peso denominated working capital surplus. In Q3 2024, the Company incurred $0.5 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.3 million in the same period in 2023. The Company recognized $19.4 million loss for the period on the revaluation of the gold and foreign exchange derivatives (2023 – nil) due to the increase in gold forward prices and appreciation of the US dollar in relation to the Mexican peso.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Allison Pettit, Director Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at apettit@edrsilver.com

Conference Call

Management will host a conference call to discuss the Company’s Q3 2024 financial results today at 1:00pm Eastern time (EDT).

Date:	Tuesday, November 5, 2024

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-844-763-8274
International +1-647-484-8814

Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Passcode is 1771202

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the September 30, 2024 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the September 30, 2024 MD&A available on SEDAR+ atwww.sedarplus.ca.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at September 30, 2024	As at December 31, 2023
Current assets	$104,120	$100,773
Current liabilities	74,744	58,244
Working capital	$29,376	$42,529

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
(except for share numbers and per share amounts)	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($17,300)	($2,328)	($32,501)	$3,074
Unrealized foreign exchange (loss)	1,445	(409)	3,777	1,205
Gain (loss) on derivatives	17,109	-	26,362	-
Change in fair value of investments	(109)	1,944	1,177	1,997
Gain on sale of Cozamin royalty	-	(6,990)	-	(6,990)
Change in fair value of cash settled DSUs	454	(482)	2,078	(823)
Adjusted net earnings (loss)	$1,599	($8,265)	$893	($1,537)
Basic weighted average share outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Adjusted net earnings (loss) per share	$0.01	($0.04)	$0.0	($0.01)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Mine operating earnings per financial statements	$12,483	$2,692	$34,335	$31,259
Share-based compensation	73	44	226	(118)
Depreciation	7,032	7,855	24,548	20,704
Mine operating cash flow before taxes	$19,588	$10,591	$59,109	$51,845

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
(except for per share amounts)	2024	2023	2024	2023
Cash from (used in) operating activities per financial statements	$8,467	$613	$23,963	$5,065
Net changes in non-cash working capital per financial statements	4,012	(2,650)	2,480	(22,158)
Operating cash flow before working capital changes	$4,455	$3,263	$21,483	$27,223
Basic weighted average shares outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Operating cash flow before working capital changes per share	$0.02	$0.02	$0.09	$0.14

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($17,300)	($2,328)	($32,501)	$3,074
Depreciation – cost of sales	7,032	7,855	24,548	20,704
Depreciation – exploration, evaluation and development	221	-147	568	448
Depreciation – general & administration	99	63	304	179
Finance costs	357	170	595	658
Current income tax expense	4,523	2,250	13,068	11,137
Deferred income tax expense (recovery)	(512)	888	(908)	3,330
EBITDA	($5,580)	$8,751	$5,674	$39,530
Share based compensation	564	863	2,896	2,904
Gain on sale of Cozamin royalty	-	(6,990)	-	(6,990)
Unrealized foreign exchange (loss)	1,445	(409)	3,777	1,205
Gain (loss) on derivatives	17,109	-	26,362	-
Change in fair value of investments	(109)	1,944	1,177	1,997
Change in fair value of cash settled DSUs	454	(482)	2,078	(823)
Adjusted EBITDA	$13,883	$3,677	$41,964	$37,823
Basic weighted average shares outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Adjusted EBITDA per share	$0.04	$0.08	$0.11	$0.18

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three months ended September 30, 2023			Nine months ended September 30, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$18,968	$9,737	$28,705	23,863	10,157	$34,020
'Purchase of the third-party material	(2,796)	-	(2,796)	(3,556)	-	(3,556)
Smelting and refining costs included in net revenue	-	496	496	0	$494	494
Opening finished goods	(4,038)	(557)	(4,595)	(10,257)	($962)	(11,219)
Closing finished goods	1,725	718	2,443	8,627	656	9,283
Direct operating costs	13,859	10,394	24,253	18,677	10,345	29,022
'Purchase of the third-party material	2,796	-	2,796	3,556	-	3,556
Royalties	5,060	91	5,151	4,754	67	4,821
Special mining duty (1)	463	573	1,036	306	85	391
Direct costs	22,178	11,058	33,236	27,293	10,497	37,790
By-product gold sales	(8,289)	(15,505)	(23,794)	(5,326)	(11,737)	(17,063)
Opening gold inventory fair market value	2,187	751	2,938	1,629	1,268	2,897
Closing gold inventory fair market value	(1,059)	(1,478)	(2,537)	(2,345)	(815)	(3,160)
Cash costs net of by-product	15,017	(5,174)	9,843	21,251	(787)	20,464
Depreciation	4,656	2,376	7,032	4,684	3,171	7,855
Share-based compensation	59	14	73	31	13	44
Opening finished goods depreciation	(1,326)	(144)	(1,470)	(2,318)	(288)	(2,606)
Closing finished goods depreciation	515	184	699	1,509	222	1,731
Total production costs	$18,921	($2,744)	$16,177	$25,157	$2,331	$27,488

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	67,094	107,971	175,065	103,345	110,925	214,270
Payable silver ounces	766,599	100,694	867,293	1,038,087	102,510	1,140,597

Cash costs per silver ounce	$19.59	($51.38)	$11.35	$20.47	($7.68)	$17.94
Total production costs per ounce	$24.68	($27.25)	$18.65	$24.23	$22.74	$24.10
Direct operating costs per tonne	$206.56	$96.27	$138.54	$180.72	$93.26	$135.45
Direct costs per tonne	$330.55	$102.42	$189.85	$264.10	$94.63	$176.37

Expressed in thousands US dollars	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$68,855	$30,258	$99,113	$56,886	$29,128	$86,014
'Purchase of the third-party material	(10,231)	-	(10,231)	(7,505)	-	(7,505)
Smelting and refining costs included in net revenue	-	1,436	1,436	-	1,945	1,945
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	1,725	718	2,443	8,627	656	9,283
Direct operating costs	53,212	31,713	84,925	53,055	31,484	84,539
'Purchase of the third-party material	10,231	-	10,231	7,505	-	7,505
Royalties	16,948	259	17,207	16,904	201	17,105
Special mining duty (1)	2,113	1,270	3,383	2,800	379	3,179
Direct costs	82,504	33,242	115,746	80,264	32,064	112,328
By-product gold sales	(27,642)	(42,622)	(70,264)	(22,228)	(31,654)	(53,882)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(1,059)	(1,478)	(2,537)	(2,345)	(815)	(3,160)
Cash costs net of by-product	56,712	(10,239)	46,473	58,431	(51)	58,380
Depreciation	16,436	8,112	24,548	11,539	9,165	20,704
Share-based compensation	181	45	226	(50)	(68)	(118)
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(60)	(922)
Closing finished goods depreciation	515	184	699	1,509	222	1,731
Total production costs	$72,385	($2,095)	$70,290	$70,567	$9,208	$79,775

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	294,995	320,853	615,848	322,628	331,290	653,918
Payable silver ounces	3,290,499	330,563	3,621,062	3,822,057	409,007	4,231,064

Cash costs per silver ounce	$17.24	($30.97)	$12.83	$15.29	($0.12)	$13.80
Total production costs per ounce	$22.00	($6.34)	$19.41	$18.46	$22.51	$18.85
Direct operating costs per tonne	$180.38	$98.84	$137.90	$164.45	$95.03	$129.28
Direct costs per tonne	$279.68	$103.61	$187.95	$248.78	$96.79	$171.78

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three months ended September 30, 2024			Three months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$15,017	($5,174)	$9,843	$21,251	($787)	$20,464
Operations share-based compensation	59	14	73	31	13	44
Corporate general and administrative	2,034	1,154	3,188	1,087	514	1,601
Corporate share-based compensation	428	267	695	475	219	694
Reclamation - amortization/accretion	85	68	153	77	69	146
Mine site expensed exploration	313	52	365	362	339	701
Equipment loan payments	0	19	19	189	489	678
Capital expenditures sustaining	5,696	2,092	7,788	6,697	2,787	9,484
All-In-Sustaining Costs	$23,632	($1,508)	$22,124	$30,169	$3,643	$33,812
Growth exploration, evaluation and development			7,624			3,476
Growth capital expenditures			89,375			22,252
All-In-Costs			$119,123			$59,540

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	67,094	107,971	175,065	103,345	110,925	214,270
Payable silver ounces	766,599	100,694	867,293	1,038,087	102,510	1,140,597
Silver equivalent production (ounces)	995,146	622,779	1,617,925	1,294,091	581,764	1,875,855

All-In-Sustaining cost per ounce	$30.83	($14.98)	$25.51	$29.06	$35.54	$29.64

Expressed in thousands US dollars	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$56,712	($10,239)	$46,473	$58,431	($51)	$58,380
Operations share-based compensation	181	45	226	(50)	(68)	(118)
Corporate general and administrative	6,501	2,865	9,366	4,931	1,869	6,800
Corporate share-based compensation	1,802	794	2,596	1,924	730	2,654
Reclamation - amortization/accretion	288	218	506	235	197	432
Mine site expensed exploration	776	701	1,477	1,068	1,002	2,070
Equipment loan payments	206	306	512	679	1,465	2,144
Capital expenditures sustaining	15,657	6,557	22,214	18,687	8,008	26,695
All-In-Sustaining Costs	$82,123	$1,247	$83,370	$85,905	$13,152	$99,057
Growth exploration, evaluation and development			11,148			9,792
Growth capital expenditures			127,280			49,622
All-In-Costs			$221,798			$158,471

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	294,995	320,853	615,848	322,628	331,290	653,918
Payable silver ounces	3,290,499	330,563	3,621,062	3,822,057	409,007	4,231,064
Silver equivalent production (ounces)	4,196,000	1,849,055	6,045,055	4,732,278	1,794,002	6,526,280

All-In-Sustaining cost per ounce	$24.96	$3.77	$23.02	$22.48	$32.16	$23.41

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Capital expenditures sustaining	$7,788	$9,484	$22,214	$26,695
Growth capital expenditures	89,375	22,252	127,280	49,622
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$97,163	$31,736	$149,494	$76,317

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Mine site expensed exploration	$365	$701	$1,477	$2,070
Growth exploration, evaluation and development	7,624	3,476	11,148	9,792
Total exploration, evaluation and development	7,989	4,177	12,625	11,862
Exploration, evaluation and development depreciation	221	(147)	568	448
Exploration, evaluation and development share-based compensation	(204)	125	74	368
Exploration, evaluation and development expense	$8,006	$4,155	$13,267	$12,678

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Gross silver sales	$30,145	$32,864	$106,601	$103,027
Silver ounces sold	1,017,392	1,370,032	3,991,055	4,337,112
Realized silver price per ounce	$29.63	$23.99	$26.71	$23.75

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Gross gold sales	$23,794	$17,063	$70,264	$53,882
Gold ounces sold	9,412	8,760	30,179	27,769
Realized gold price per ounce	$2,528	$1,948	$2,328	$1,940

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project: anticipated timing of the project; estimated Terronera project economics, Terronera project’s forecasted operations, costs and expenditures, and the timing and results of various related activities, estimated timeline for fabrication and installation of the new trunnion at Guanacevi; Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; the Company’s ability to continue to comply with the terms of the Debt Facility; the Company’s ability to replace the new trunnion in the anticipated timeframe; the successful continued operation of the repurposed regrind mill as the primary ball mill; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.